TransAlta Renewables Declares Increase in Monthly Dividend Following Close of Wyoming Wind Farm

Calgary, AB (December 20, 2013) – TransAlta Renewables Inc. (“TransAlta Renewables” or the “Company”) (TSX: RNW) and TransAlta Corporation (“TransAlta”) (TSX: TA, NYSE: TAC) announced today that TransAlta Renewables, through a wholly owned subsidiary of TransAlta, has acquired the economic interest in the 144 megawatt (MW) wind farm in Wyoming upon the successful completion of the acquisition. The wind farm is fully operational and contracted under a long-term power purchase agreement until 2028 with an investment grade counterparty.  The acquisition was originally announced on October 21, 2013.

The Board of Directors of TransAlta Renewables also declared dividends of $0.06416 per common share payable on each of February 28, 2014, March 28, 2014 and April 30, 2014 to shareholders of record at the close of business on February 3, 2014, March 3, 2014 and April 1, 2014 respectively. This results in an annualized dividend of $0.77 per share and an increase to the prior annualized dividend of 2.7%.

Related Content:

TransAlta Renewables Inc. Announces Acquisition of 144 MW Wind Farm | TransAlta

October 21, 2013

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

About TransAlta Renewables Inc.

TransAlta Renewables Inc. owns a portfolio of renewable power generation facilities. TransAlta Renewables’ objective is to (i) create stable, consistent returns for investors through the ownership of contracted renewable power generation assets that provide stable cash flow through long-term power purchase agreements with creditworthy counterparties, including TransAlta; (ii) pursue and capitalize on strategic growth opportunities in the renewable power generation sector; and (iii) pay out a portion of cash available for distribution to the shareholders of TransAlta Renewables on a monthly basis. TransAlta Renewables currently holds 29 wind and hydroelectric power generation facilities, including the Wyoming wind farm, having an aggregate installed generating capacity of 1,378 MW, in which TransAlta Renewables has a net ownership interest of approximately 1,256 MW. TransAlta Renewables' power generating capacity is among the largest of any publicly-traded renewable independent power producer ("IPP") in Canada, with more wind power generating capacity than any other Canadian publicly-traded IPP. TransAlta Renewables' strategy is focused on the efficient operation of its portfolio of renewable power generation assets and expanding its asset base through the acquisition of additional renewable power generation facilities in operation or under construction.

This news release may contain forward looking statements, including statements regarding the increase in the dividend and the general business and anticipated financial performance of TransAlta, the Company and their respective subsidiaries. These statements are based on TransAlta’s and the Company's belief (including those of its subsidiaries) and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include changes in the market place in which these assets operate, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices and general economic conditions in the geographic areas where TransAlta or the Company operates.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540